Exhibit

Exhibit Description

99.1	Announcement on 2013/08/02: To announce UMC will convene 2Q2013 investor conferences on 2013/08/07

99.2	Announcement on 2013/08/06: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2013/08/07: To announce unconsolidated operating results for the second quarter of 2013

99.4	Announcement on 2013/08/16: To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of UMC Capital Corporation

99.5	Announcement on 2013/08/10: July Revenue

99.6	Announcement on 2013/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce UMC will convene 2Q2013 investor conferences on 2013/08/07

1.Date of the investor conference:2013/08/07

2.Time of the investor conference:17:00

3.Location of the investor conference:Online teleconference

4.Brief information disclosed in the investor conference:

UMC Q2 2013 Financial and Operating Results.

5.The presentation of the investor conference release:

It will be released after the investor conference.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2013/06/28~2013/08/06
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $730,546,950 NTD; total transaction price: $ 730,546,950 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce unconsolidated operating results for the second quarter of 2013

1.Date of occurrence of the event:2013/08/07

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

UMC Reports Second Quarter 2013 Results
UMC’s Engagement with IBM to Propel 10nm Process Development

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2013. Revenue was NT$31.91 billion, with gross margin at 19.4% and operating margin at 3.6%. Net income attributable to the stockholders of the parent was NT$1.81 billion, with earnings per ordinary share of NT$0.15.

Mr. Po-Wen Yen, CEO of UMC, said “UMC’s second quarter 2013 operating results exceeded expectations. The foundry segment recorded NT$30.33 billion in revenues, with profit margin from foundry operations of 5.3%. Wafer shipments reached 1.307 million 8-inch equivalent wafers, bringing overall capacity utilization to 85%. Revenue contribution from 40nm and below technologies grew from 18% in 1Q13 to 20% in 2Q13.”

CEO Yen added, “As the industry advances to more cutting edge nodes, our customers expect to adopt new technologies for their upcoming advanced products. To satisfy their increasing reliance on leading-edge geometries, we have recently announced our participation in the IBM alliance for 10nm FinFET CMOS process technology. We are excited to team up with IBM and strongly believe the collaborative effort will help overcome a variety of research challenges to realize ground-breaking results that will better serve the industry’s needs. UMC will offer our upcoming process platforms based upon IBM fundamental technology and develop derivative processes according to customer requirements.”

CEO Yen continued, “With the arrival of the third quarter, we project sequential revenue growth to follow a better-than-seasonal second quarter in the foundry segment. In the mid-term, to perpetuate our leading position in the advanced specialty technology segment, UMC’s R&D team continues to pull-in production milestones with enhanced process implementations to facilitate customer product deployment. UMC’s comprehensive range of technologies enables customers from a wide array of industry segments to differentiate their products, thus helping UMC to expand its business scope, elevate overall competitiveness, and strengthen long term profitability.”

Third Quarter of 2013 Outlook & Guidance :
Foundry Segment Wafer Shipments: 3-4% increase
Foundry Segment ASP in US$: Will remain flat
Foundry Segment Profitability: High single-digit percentage operating margin
Foundry Segment Capacity Utilization: Mid-80% range
Guidance to New Business Segment: Revenue to be approximately NT$1.5bn and operating loss to be approximately NT$600m

6.Countermeasures:N/A
7.Any other matters that need to be specified:N/A

Exhibit 99.4

To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of UMC Capital Corporation

1.Name of the securities: common shares of PARADE TECHNOLOGIES LTD.

2.Trading date:2013/05/24~2013/08/16

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 1,198,000 shares, unit price: NTD 253.93,
total monetary amount: NTD 304,214,119

4.Gain (or loss) (not applicable in case of acquisition of securities):NTD 289,053,127

5.Relationship with the underlying company of the trade: none

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: 1,997,463 shares; amount: USD 845,531.89; percentage of holdings: 3.79%;

status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets:0.98%;
ratio of parent company’s shareholder’s equity:1.41%;
the operational capital as shown in the most recent financial statement: NTD 35,284,000,000

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.5

August 10, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of July 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%
July	Net sales	11,557,852	10,357,536	1,200,316	11.59%
2013	Net sales	71,243,972	67,004,300	4,239,672	6.33%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	1,385,000	41,047,754
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of July, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares pledged as of June 30, 2013	Number of shares pledged as of July 31, 2013	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	June 30, 2013	July 31, 2013	Changes
—	—	—	—	—